CHINA WIND ENRGY INC.
 No.2 Haibin Road, Binxi Developing Area
Heilongjiang Province, People’s Republic of China

November 24, 2008

Ryan C. Milne
Accounting Branch Chief
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Dear Sir:

Re:       China Wind Energy Inc. (the “Company”)
Item 4.01 Form 8-K
Filed August 25, 2008
File No. 333-141271

The Company wishes to acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Shouquan Sun
Shouquan Sun, President